

August 23, 2010

Mr. Xiaojun Zhu
Chief Executive Officer and President
China HGS Real Estate Inc.
6 Xinghan Road, 19th Floor, Hanzhong City
Shaanxi Province, PRC 723000

> **Re: China HGS Real Estate Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 29, 2009**
> **File No. 0-49687**

Dear Mr. Zhu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Period Ended September 30, 2009

Item 1A. Risk Factors

We provide guarantees for the mortgage loans of our customers which expose us to risks of default by our customers, page 20

1. Please tell us how you recognize revenue where you provide guarantees to the bank for mortgage loans entered into by your customers. You disclose that you provide these guarantees for six to twelve months after the purchasers take possession of the relevant properties.

Item 8. Financial Statements and Supplementary Data, page F-1

2. Clarify to us why you have not disclosed restrictions of the Chinese subsidiary to pay dividends to the parent. Refer to Rule 4.08(e) of Regulation S-X. In addition, explain

why you have not included parent only financial statements because of the restricted net assets as required by Schedule I under Rule 5-04(a) of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

3. Your auditors for the two-year period ended September 30, 2009, are located in New Jersey; however it appears that substantially all of your assets, liabilities, revenues and expenses relate to operations located in China. Please have your auditors tell us how the audit of the operations in China was conducted. The response should include a discussion of the following:

    a. Whether another auditor was involved in the audit of the operations in China. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

    b. Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor in China. Also, explain how the September 30, 2009 and 2008 audits were performed, particularly the testing of real estate property development completed and real estate property under development.

Consolidated Balance Sheets, page F-3

4. Please tell us how you determined that real estate property under development and customer deposits should be classified as current assets and current liabilities, respectively. In this regard, we note your disclosure on page 21 that several properties that you have developed or that are under development are large scale and are developed in multiple phases over the course of one to several years.

Consolidated Statements of Cash Flows, page F-6

5. We note the line item "proceeds from (repayment for) shareholder loans." Please tell us how you classified shareholder loans on your consolidated balance sheets and how you have complied with the provisions of ASC 850-10-50 regarding disclosure of related party transactions.

Note 10. Taxes, page F-24

6. Please clarify for us why you have not reflected income tax owed as a U.S. domiciled company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief